AM 3-24-2005*

05038842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH DC 202

SEC FILE NUMBER
8-44112

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lou Klobuchar Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company") as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2/16/05

Signature

President

Title

[signature]

Notary Public

OFFICIAL SEAL
HEATHER WILSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-3-2005

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Securities LLC:

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$	67,054
Cash required to be segregated under Federal or other regulations		101
Receivables from brokers and dealers		21,961
Intangible assets, net of accumulated amortization of $30,088		32,902
Receivable from E*TRADE Clearing		22,190
Receivables from affiliated companies		15,745
Other assets		2,845
TOTAL	$	162,798

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payables to brokers and dealers	$	13,083
Payables to Parent and affiliated companies		20,722
Accounts payable, accrued and other liabilities		18,590
Total liabilities		52,395
COMMITMENTS AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		110,403
TOTAL	$	162,798

See notes to statement of financial condition.

E*TRADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the NASD, Inc. (the "NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company is wholly owned by E*TRADE Brokerage Holdings, Inc. ("E*TRADE Brokerage Holdings"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company executes and clears its customer transactions through an affiliated company and wholly owned subsidiary of the Parent, E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship.

Use of Estimates – The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes as of the period presented. Material estimates for which a change is reasonably possible in the near-term include: the estimated useful lives of the intangible assets and the estimation for possible losses from litigation contingencies. Actual results could differ from management's estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – At December 31, 2004, the Company had cash of $101,000 maintained in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Estimated Fair-Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes – The Company is a LLC, and as such is not subject to federal income tax as a LLC's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, E*TRADE Brokerage Holdings will include the income from the Company in its tax return. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a LLC.

Intangible Assets –The Company accounts for its intangible assets under Statement of Financial Accounting Standards ("SFAS") No. 142 which requires companies to amortize intangible assets with finite useful lives. The intangible assets consist of customer lists and is amortized using an accelerated method with an estimated useful life of seven to ten years. At each reporting period, the Company evaluates the useful lives in accordance with SFAS No. 142.

New Accounting Standards – In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), *Share-Based Payment.* This Statement supercedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value methods as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and the Company will adopt this Statement effective July 1, 2005. The Company expects the adoption will have a material impact to its statement of operations due to expensing employee stock options which are granted to the Company's employees by the Parent. The Company is currently evaluating the impact to its earnings for the last six months of 2005.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivable from and payable to brokers and dealers are the result of the Company's activities with third party broker-dealers. Also included are amounts resulting from stock loan transactions that are the subject of litigation (see Note 7).

3. INTANGIBLE ASSETS

At December 31, 2004, the Company held acquired identifiable intangible assets with definite lives of $32,902,000 (net of accumulated amortization of $30,088,000). During the year ended December 31, 2004, the Parent contributed capital of $16,698,000 to the Company to acquire customer lists for an aggregate price of $17,004,000. The net book value of this asset at December 31, 2004 was $16,745,000 (net of accumulated amortization of $259,000) which is included in the above amount of $32,902,000.

Certain contingencies accrued at the time of acquisition were ultimately resolved for less than the originally accrued amounts. As such, the intangible asset value was reduced during 2004 by $1,058,000 to reflect this reduction of the related liability.

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Parent charges the Company for these services on a per securities transaction basis for trades made by the Company's customers using the Parent's computer service.

Clearing services are provided to the Company under an agreement with E*TRADE Clearing. Pursuant to the clearing agreement, E*TRADE Clearing is entitled to certain fees for the execution, clearance and settlement of introduced customer security transactions. In addition, as compensation for its services, E*TRADE Clearing earns interest from the Company's customers. E*TRADE

Clearing collects commissions and related fees from customers of the Company and generally remits such amounts to the Company within thirty days. At December 31, 2004, the receivable from E*TRADE Clearing of $22,190,000 represents the December 2004 collections.

The Company offers a sweep product, the Sweep Deposit Account ("SDA"), that transfers certain customer balances to E*TRADE Bank (the "Bank"), an indirectly wholly owned subsidiary of the Parent. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balance at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its clearing agreement with the Company.

At December 31, 2004, the Company had a receivable from affiliates of $15,745,000. In addition, the Company had a payable to the Parent and affiliated companies of $20,722,000 at December 31, 2004, of which $18,396,000 was payable to the Parent and $2,326,000 was payable to affiliated companies.

5. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 2,647,000 shares of the Parent's common stock at exercise prices ranging from $2.39 to $58.19 with a weighted average price of $9.34 and 23,037,000 shares were available for future grants. During the year ended December 31, 2004, options to purchase 799,000 shares of the Parent's common stock at a weighted average price of $13.40 were granted to Company employees.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31 2004, the Company had net capital of $47,663,000 which was $47,413,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2014. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Year ending December 31,		
2005	$	4,511
2006		4,332
2007		4,048
2008		3,705
2009		3,483
Thereafter		2,898
Total	$	22,977

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

In September 2001, the Company engaged in certain stock loan transactions with MJK and other counterparties that resulted in litigation between the Company and three of its counterparties. During 2003 and 2004, the Company settled with two of the counterparties for certain undisclosed amounts and other terms that are subject to confidentiality agreements. These settlements did not have a material impact on the Company's financial position.

Litigation continues between the Company and the third counterparty, Nomura Securities, Inc. and certain of its affiliates ("Nomura") in two related lawsuits, one encaptioned *Nomura Securities International, Inc. v. E*TRADE Securities, Inc.*, No. 01-CV-9280 (AGS) (United States District Court for the Southern District of New York) (the "New York lawsuit") and another encaptioned *E*TRADE Securities LLC v. Deutsche Bank AG et al.*, Civil No. 02-3711 (RHK/AJB), pending in the United States District Court for the District of Minnesota (the "Minnesota lawsuit").

In the New York lawsuit, which was filed in late 2001, Nomura sued the Company for breach of contract and conversion, seeking approximately $10,000,000 in damages plus interest, unspecified punitive damages, attorneys' fees, and injunctive and other relief. The Company filed an Amended Answer, Affirmative Defenses, and Counterclaims, the latter based upon allegations of conversion, money had and received, and unjust enrichment, and seeking approximately $4,947,000 in damages plus interest, unspecified punitive damages, attorneys' fees, and other relief. On or about February 15, 2002, the Company filed a motion for leave to amend further its answer and counterclaims. That motion sought to assert claims against certain third parties for fraud and unjust enrichment, and to assert amended counterclaims for fraud, conversion, money had and received, and unjust enrichment. On or about September 16, 2003, the parties stipulated to stay this matter pending the completion of discovery in the Minnesota lawsuit. The district court endorsed this stipulation on November 13, 2003.

In the Minnesota lawsuit, the Company alleges, inter alia, that the defendants, which included Deutsche Bank AG, its affiliates, Nomura Securities, Inc. and its affiliates, among others, participated in a stock lending fraud and violated federal and state securities laws, among other allegations. Through this lawsuit, the Company seeks, among other things, compensatory damages for all expenses and losses that it has incurred to date or may incur in the future in connection with the stock lending litigation. In May 2003, E*TRADE Securities and the Deutsche Bank entities and a former employee of Deutsche Bank entered into an agreement to settle the allegations with no admission of liability by the Deutsche defendants and for payment of an undisclosed amount. Pursuant to that agreement, the Deutsche defendants have been dismissed from the Company's claims described above. The case remains pending with respect to all other defendants, including Nomura and its affiliates. The current discovery cut-off date is February 18, 2005 for most witnesses. At this time, we are unable to predict the ultimate outcome of this dispute in relation to the parties with which the Company has not settled. However, the ultimate resolution of this litigation may be material to the Company's operating results or cash flows for any particular period. The Company believes that its current reserves are adequate in view of its assessment of the exposure at this time.

The Company is a defendant in other civil actions arising in the normal course of business. These currently include, among other actions, two putative class actions alleging various causes of action for "unfair or deceptive business practices" that were filed against the Company between November 21, 1997 and March 11, 1999, as a result of various systems interruptions that the Company previously experienced. In one of these two cases, filed by Truc Q. Hoang, plaintiffs lost an appeal of an underlying appellate order denying class certification. In the other, filed by Elie Wurtman, plaintiff appeal of an underlying trial court order denying class certification also has been denied and plaintiff has agreed to dismiss his complaint with prejudice. The Company believes that these actions are without merit and continues to defend against them vigorously. Although class certification has been denied or overturned in each of these cases, the Company is unable to predict the ultimate outcome of these matters.

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or the NASD by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Management does not believe the outcome of these matters will have a material adverse impact on the Company's financial position.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2005

E*TRADE Securities LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs,

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP